

EADS
European Aeronautic Defence and Space Company

LEGAL AFFAIRS
Capital Markets
Fax n° (33) 01 42 24 28 47 - **Tel. n°** (33) 01 42 24 27 77

TELECOPIE
Facsimile transmission

de / from: David ZAKIN / **telephone** / phone : (33) 01 42 24 27 48
Note LA/CLS & CM n° 200610/DZ/BJ

A l'attention de / to the attention of : **SEC's office of International Corporate Finance**
Fax : 00 1 202 772 9207

Date / Date : July 27, 2006
Nombre de pages, celle-ci incluse / Total number of pages, including cover : 12

Re: **European Aeronautic Defence and Space Company EADS N.V.**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
File No. 082-34662

SUPPL

Dear Ladies and Gentlemen,

On behalf of the European Aeronautic Defence and Space Company EADS N.V. (**"EADS"**), a public limited liability company organized under the laws of the Netherlands and in connection with EADS's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release, dated July 27, 2006, entitled "EADS delivers solid half-year performance in growing markets".

Best regards,

David Zakin
Senior Legal Counsel Capital Markets

dw 8/3

EADS

News Release

EADS delivers solid half-year performance in growing markets

- Revenue growth to € 19.0 billion (H1 2005: € 16.0 billion)
- EBIT* growth to € 1.6 billion (H1 2005: € 1.5 billion)
- Airbus expects to deliver a record of 430 aircraft in 2006
- Breakthrough in US defence market
- New management in place to address challenges
- Full-year outlook might be affected by non-recurring charges

Amsterdam, 27 July 2006 – EADS (stock exchange symbol: EAD) delivered solid results in the first half of 2006, while tackling operational issues associated with the A380 delivery schedule, establishing the all-new A350 XWB aircraft family, and addressing changes in the Group's top management. From January to June 2006, the company benefited from the positive development of its growing markets and increased its revenues across all Divisions by 18 percent to € 19.0 billion (H1 2005: € 16.0 billion) and achieved an EBIT* (pre-goodwill and exceptionals) of € 1.6 billion, up six percent (H1 2005: € 1.5 billion).

The Group's US growth strategy received strong backing with the US Army's recent selection for up to 322 UH-145 helicopters. This will mark EADS' breakthrough in the US defence market. Thanks to its good commercial background, Airbus expects to deliver 430 aircraft for the full year.

"Our solid first-half year performance confirms the growth perspectives of all EADS Divisions. Together we will address the huge challenges ahead, particularly A380, A350 and the US Dollar issue", stated EADS CEOs Tom Enders and Louis Gallois. "We will rebuild the market's confidence in EADS. Our Group has a very solid foundation in its technologies and products, its employees and customers' loyalty. Performance is our key challenge today. We will keep on working hard to further improve performance, foster transparency, and adapt processes and organisation."

The increase in EADS **revenues** to € 19.0 billion (H1 2005: € 16.0 billion) was achieved across all Divisions, in particular Airbus, Military Transport Aircraft and Eurocopter. The Airbus contribution to the Group's increased

Outlook | Divisions | H1 results (table) | Q2 results (table)

revenues resulted mainly from higher aircraft deliveries reaching record of 219 (H1 2005: 189). Revenue growth in the Military Transport Aircraft Division was supported by higher revenue recognition in the A400M programme, while Eurocopter benefited from strong commercial momentum leading to a volume increase. The combined revenues from EADS defence businesses amounted to € 4.1 billion (H1 2005: € 3.1 billion). As in previous years top and bottom line contribution from the defence, helicopter and space businesses is much stronger in the second half of the year.

EBIT* increases compared to the same period of 2005 came from positive volume effects and ongoing EBIT* improvements in all Divisions. EBIT* grew to € 1.6 billion (H1 2005: € 1.5 billion), despite the strong Dollar headwind with hedges maturing at an average rate of € 1 = US$ 1.08 (H1 2005: € 1 = US$ 1.01), EADS Sogerma Services charges, additional costs related to the revised A380 delivery schedule and increases in Research & Development (R&D) expenses. The EBIT* margin amounted to 8.6 percent. In the first half of 2006, **self-financed R&D** expenses amounted to € 1,139 million (H1 2005: € 950 million). This increase was mostly due to the development costs on the A350 programme. The five percent rise in EADS' **Net Income** to € 1,043 million (H1 2005: € 992 million), or € 1.31 per share (H1 2005: € 1.25) reflects the Group EBIT* increase being partly offset by finance costs.

Free Cash Flow including customer financing stood at € 319 million (H1 2005: € 1,581 million). The reduction compared to the same period of 2005 is mainly due to reduced contribution from pre-delivery payments and partly offset by a positive effect from customer financing. Consequently, Free Cash Flow before customer financing amounted to € -216 million (H1 2005: € 1,477 million). At the end of June 2006, the **Net Cash** position stood at € 5.3 billion (year-end 2005: € 5.5 billion).

In the first six months of 2006, EADS' **order intake** amounted to € 14.2 billion (H1 2005: € 25.4 billion). Airbus received less orders compared to the same period of 2005 when the aircraft manufacturer had an all-time record order intake over the full-year. Nevertheless the Group's order intake benefited from a strong order flow at Space and Eurocopter. Both Divisions achieved an outstanding order intake which was supported by various satellite orders and enormous growth in the light commercial helicopter business.

At the end of June, EADS' **order book** stood at € 234.5 billion (year-end 2005: € 253.2 billion). Contributions from commercial aircraft activities are based on list prices. The order book decreased versus year-end 2005 mainly due to an impact of around € 12 billion from a less favourable €/US$ exchange rate. The Group's defence order book stood at € 51.1 billion as of 30 June 2006 (year-end 2005: € 52.4 billion).

In the first six months of 2006, EADS created more than 2,000 new jobs. At the end of June 2006, EADS had 115,247 **employees** (year-end 2005: 113,210).

On 2 July the mutually agreed independent expert Rothschild determined the price for BAE Systems' 20 percent stake in Airbus at € 2.75 billion. This valuation is binding for both parties. The transaction is subject to BAE Systems shareholders' approval. EADS valued the put option at € 2.75 billion in its H1 2006 accounts. The initial € 3.5 billion valuation in the Group's 2005 accounts has also been adjusted by the dividend payment. EADS has accounted for the remaining differential with this € 2.75 billion valuation as a reduction of goodwill with no impact on the Group's P&L statement.

Outlook 2006

Based on the achievements of the first half of 2006 and the momentum created in Farnborough, EADS expects strong commercial activities to continue throughout 2006. This healthy market forms the background to EADS' upgraded expectation for Airbus deliveries, now set at 430 aircraft in 2006, for EADS revenues well over € 37 billion for the year, and it supports further growth in the years beyond.

The EADS first half-year earnings are consistent with a year-end EBIT* of about € 3.2 billion, and EPS of around € 2.35 (taking into account a US Dollar year-end closing rate similar to 2005) at the lower end of EADS' initial outlook. This outlook, incorporating many moving parts since last May, takes into account the financial effects of the revised A380 delivery schedule and assumes charges for the partial disposal of EADS Sogerma Services.

Through the remainder of the year, certain topics are likely to affect this outlook. EADS expects that upon the industrial launch of the A350 XWB aircraft family, the Group will have to assess the costs and benefits related to previously signed A350 contracts, which may result in non-recurring charges. Furthermore, the EADS review of the A380 engineering, development and ramp-up schedule, including possible consequences on other programmes may also lead to the recognition of further expenses. In parallel, Airbus' management is committed to tackle the challenges posed by the weakened US Dollar and to lay a stronger foundation for future development, and it is preparing to instigate a new competitiveness programme to that effect. Finally, the outcome of the EADS Sogerma Services restructuring, warranties and social package is not final.

EADS expects that Free Cash Flow before customer financing will be positive for the full year.

Divisions: Strong operational performance across all Divisions

The **Airbus** Division grew its revenues by 17 percent to € 13,154 million (H1 2005: € 11,282 million) mainly as a result of higher aircraft deliveries in the first six months of this year. First half-year EBIT* increased by three percent to € 1,491 million (H1 2005: € 1,444 million). The positive volume effect, additional Route06 savings and higher contribution of customer financing compensated less attractive hedging rates, the increase in R&D expenses and A380 overcost. The EBIT* margin reached 11.3 percent.

In the first half-year of 2006 Airbus delivered 219 aircraft compared to 189 in the same period of the previous year. Airbus is on track to deliver a record level of 430 aircraft in 2006. Airbus received 117 gross orders during the first six months of 2006 (H1 2005: 276), followed by 182 firm orders and commitments at Farnborough Airshow in July. At end of June 2006, the Airbus order book amounted to € 183.5 billion based on list prices, representing a total of 2,055 aircraft (year-end 2005: 2,177 aircraft).

The current operational priority for Airbus is the stabilization of the A380 programme. Detailed reviews of the A380 programme are currently being implemented by EADS and Airbus management. The revised A380 delivery schedule which was announced by EADS and Airbus on 13 June resulted from manufacturing issues such as the definition, manufacturing and installation of electrical systems and harnesses. Just recently, Singapore Airlines confirmed its strong commitment to the A380 and announced its intention to enlarge its existing order by another nine aircraft plus six new options.

The Airbus management has now finalized the design of the A350 XWB and presented this new aircraft family as well as a first order commitment at the Farnborough Airshow. Airbus intends the A350 XWB aircraft family to be the benchmark in the medium capacity long range wide-body segment. The new product specification is complete and Airbus is currently detailing the milestones for the development and manufacturing phases. A decision on the launch of the A350 XWB industrial programme is expected for October 2006. The delivery schedule will remain for entry into service in mid 2012.

The **Military Transport Aircraft** Division achieved revenues of € 1,244 million (H1 2005: € 326 million). It recorded a strengthened EBIT* of € 6 million in the first six months of 2006 compared to € -14 million in the same period of 2005 reflecting higher revenue recognition in the A400M programme.

Production of the A400M programme is underway and in June, a major component assembly milestone was reached. With nine customers across three continents, the A400M order book stands at 192 aircraft to date. The Division's order book remained stable and stood at € 20.5 billion (year-end 2005: € 21.0 billion).

In June, EADS answered the Pentagon's Request for Proposal (RFP) for the US Army's and US Air Force's Joint Cargo Aircraft (JCA). The volume of this programme could amount to more than 150 C-295/CN-235 transport aircraft.

Eurocopter progressed well on its growth path in the first half of 2006 and further strengthened its market position. Revenues strongly improved by 16 percent to reach € 1,473 million (H1 2005: € 1,266 million) driven by higher civil helicopter deliveries. EBIT* grew to € 84 million (H1 2005: € 60 million). This 40 percent improvement was supported by a positive volume effect in series helicopter production and customer support activities. Eurocopter strongly increased its order intake and sold 302 helicopters (H1 2005: 161).

Through the selection by the US Army for the Light Utility Helicopter (LUH) requirement EADS achieved a strategic breakthrough in its US defence business. For the first time EADS North America will act as the Pentagon's prime contractor, and Eurocopter will provide the US forces with up to 322 UH-145 helicopters. In terms of quantity this will be the biggest order ever received by Eurocopter which further strengthened its defence business with 34 NH90 transport helicopters ordered by Australia. The NH90 is setting the standards for military transport helicopters and to date has received 391 firm orders from eleven countries. Eurocopter's order book increased to € 10.2 billion at 30 June 2006 (year-end 2005: € 10.0 billion).

The **Space** Division recorded increased revenues of € 1,273 million (H1 2005: € 1,160 million) thanks to the ramp-up of Ariane 5 production and to project milestone achievements in the Paradigm programme. EBIT* showed a strong improvement to € 36 million in the first six months compared to € 7 million in the same period of 2005. This significant increase indicates how the Division is set to make a much higher contribution to EADS earnings in 2006.

In June, EADS Astrium was awarded the third telecommunications satellite contract by Arabsat. Overall, this is the fifth communications satellite contract since the beginning of 2006 and together with the orders from the European Space Agency ESA it confirms EADS Astrium as the European leader in the design and manufacture of satellite systems. The German Armed Forces will receive a secure communications network with two satellites following the signature of the contract for SatcomBW Stage 2 in July. The order book of the Space Division stood at € 11.9 billion as of 30 June 2006 (year-end 2005: € 10.9 billion).

EADS has streamlined the legal structure of the Space Division and has regrouped its launcher and satellite businesses within a single entity to realise further efficiencies. This was effective as of 1 July 2006.

Revenues of the **Defence & Security Systems** Division increased by five percent to € 2,274 million (H1 2005: € 2,172 million). First half-year EBIT* strongly improved compared to the same period of the previous year and reached € 96 million (H1 2005: € -19 million). This increase is due to strong operational improvements at the communications systems and missile businesses. The positive EBIT* contribution of the sale of EADS/LFK to MBDA was partly offset by restructuring costs at the Business Unit Defence and Communications Systems.

Major successes were achieved in EADS' defence and communications system business with more than ten new professional mobile radio (PMR) contracts won since the beginning of 2006. In the missiles business, EADS was awarded the procurement contract for Pars 3 Long Range for the delivery of 680 units. In May, EADS flight tested for the first time an advanced demonstrator for future operational Unmanned Aerial Vehicle (UAV) technologies. At 30 June 2006, the Division's order book amounted to € 17.2 billion (year-end 2005: € 18.5 billion).

Recently, the Eurofighter was introduced to the first German Air Force unit to focus purely on Eurofighter operations. To date, the Eurofighter is in service with seven Air Force units of the four partner nations.

EADS and ThyssenKrupp Technologies agreed on a concept for the structure of Atlas Elektronik to be run as a joint enterprise of ThyssenKrupp Technologies (51 percent) and EADS (49 percent). Focusing on growth in defence and security especially in the maritime sector, EADS has also acquired the French company Sofrelog.

Headquarters and Other Businesses (not belonging to any Division):

Revenues of Other Businesses (ATR, EADS EFW, EADS Socata and EADS Sogerma Services) strongly improved by 25 percent to € 660 million (H1 2005: € 528 million) driven by all four Business Units. The first half 2006 EBIT* accounted for € -143 million (H1 2005: € -44 million). EADS Sogerma Services recorded a higher than expected loss of € -165 million which was again partly compensated by positive contributions from ATR and EADS EFW.

An industrial solution for the Mérignac site is currently under consideration. The solution includes the sale of the maintenance activities to TAT Group with over 500 employees. In addition, EADS Sogerma Services would retain and secure 150 workplaces for aerostructure activities in Mérignac. Furthermore EADS has proposed a mobility initiative and an early retirement plan. In line with IFRS rules the final settlement of the transaction will be accounted in the course of the second half of 2006.

Benefiting from a booming market, ATR received 47 new orders in the first half of 2006 coming mainly from Asia and Africa. Thus, ATR continues its excellent commercial performance of the previous year. Based on an order book of 112 aircraft ATR will strongly increase deliveries over coming years.

During the first six months of 2006, EADS EFW further enhanced its freighter conversion and aerostructure businesses. A preliminary agreement with Irkut signed in May sets the basis for a long-term co-operation of EADS EFW with Russian partners in the area of A320 freighter conversion. EADS Socata was awarded a maintenance contract for the French Air Force. At the end of June 2006, the order book of Other Businesses totalled € 2.2 billion (year-end 2005: € 2.1 billion).

EADS is a global leader in aerospace, defence and related services. The EADS Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and the joint venture MBDA, the leading international missile producer in the global market. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is one of the largest industrial partners for the European satellite navigation system Galileo.

Note to Editors:

You may dial in to the ***Analysts Conference Call*** *with*
CEOs Tom Enders and Louis Gallois as well as CFO Hans Peter Ring

today, Thursday, 27 July 2006, at 8:30 a.m. CET

under telephone number +49 (0) 30 868 71 790 (listen-only mode)
website for presentation: www.finance.eads.net

Contacts for the media:

Michael Hauger	+49 89 60 73 42 35
Edmund Reitter	+49 89 60 73 45 10
Isabelle Desmet	+33 1 42 24 20 63
Miguel Sanchez	+34 91 5 85 77 88

EADS – Results Half Year (H1) 2006
(Amounts in Euro)

EADS Group	H1 2006	H1 2005	Change
Revenues, in millions thereof defence, in millions	**18,980** 4,127	16,020 3,051	+18% +35%
EBITDA[(1)], in millions	**2,405**	2,240	+7%
EBIT[(2)], in millions	**1,632**	1,540	+6%
Research and Development costs, in millions	**1,139**	950	+20%
Net Income[(3)], in millions	**1,043**	992	+5%
Earnings Per Share (EPS)[(3)]	**1.31**	1.25	+0.06 €
Free Cash Flow (FCF), in millions	**319**	1,581	-80%
Free Cash Flow before Customer Financing, in millions	**-216**	1,477	–
Order Intake[(4)], in millions	**14,153**	25,424	-44%

EADS Group	30 June 2006	31 Dec 2005	Change
Order Book[(4)], in millions thereof defence, in millions	**234,482** 51,098	253,235 52,363	-7% -2%
Net Cash position, in millions	**5,251**	5,489	-4%
Employees	**115,247**	113,210	+2%

1) Earnings before interest, taxes, depreciation, amortization and exceptionals
2) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
3) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules; Revised application of IAS 32 standards required changes regarding the accounting for the put option granted to BAE Systems as a minority shareholder of Airbus (20 percent). In the first half of 2006, these changes contributed € 181 million to Net Income (H1 2005: € 176 million) or € 0.23 to earnings per share (H1 2005: € 0.22). These changes also resulted in the recognition of the put option in the balance sheet as a liability for puttable instruments (€ 2.75 billion; year-end 2005: € 3.5 billion). The liability replaces the minority interest for BAE Systems' 20 percent Airbus stake in EADS' balance sheet.
4) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

by Division (Amounts in millions of Euro)	Revenues			EBIT[1]		
	H1 2006	H1 2005	Change	**H1 2006**	H1 2005	Change
Airbus	**13,154**	11,262	+17%	**1,491**	1,444	+3%
Military Transport Aircraft	**1,244**	326	+282%	**6**	-14	–
Eurocopter	**1,473**	1,266	+16%	**84**	60	+40%
Space	**1,273**	1,160	+10%	**36**	7	+414%
Defence & Security Systems	**2,274**	2,172	+5%	**96**	-19	–
Headquarters / Consolidation	**-1,098**	-694	–	**62**	106	–
Other Businesses[2]	**660**	528	+25%	**-143**	-44	–
Total	**18,980**	16,020	+18%	**1,632**	1,540	+6%

by Division (Amounts in millions of Euro)	Order Intake[3]			Order Book[3]		
	H1 2006	H1 2005	Change	**30 June 2006**	31 Dec 2005	Change
Airbus	**7,905**	17,958	-56%	**183,542**	201,963	-9%
Military Transport Aircraft	**751**	989	-24%	**20,480**	20,961	-2%
Eurocopter	**1,722**	1,086	+59%	**10,209**	9,960	+3%
Space	**2,223**	1,130	+97%	**11,868**	10,931	+9%
Defence & Security Systems	**1,694**	4,134	-59%	**17,150**	18,509	-7%
Headquarters / Consolidation	**-904**	-811	–	**-10,932**	-11,217	–
Other Businesses[2]	**762**	938	-19%	**2,165**	2,128	+2%
Total	**14,153**	25,424	-44%	**234,482**	253,235	-7%

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) ATR, EADS EFW, EADS Socata and EADS Sogerma Services are allocated to Other Businesses which is not a stand-alone EADS Division
3) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

EADS – Second Quarter Results (Q2) 2006
(Amounts in Euro)

EADS Group	Q2 2006	Q2 2005	Change
Revenues, in millions	**9,897**	9,015	+10%
EBIT[1], in millions	**852**	883	-4%
Net Income[2], in millions	**527**	582	-9%
Earnings Per Share (EPS)[2]	**0.66**	0.73	-0.07 €

by Division	**Revenues**			**EBIT**[1]		
(Amounts in millions of Euro)	**Q2 2006**	Q2 2005	Change	**Q2 2006**	Q2 2005	Change
Airbus	**6,792**	6,273	+8%	**810**	816	-1%
Military Transport Aircraft	**422**	218	+94%	**-3**	-8	–
Eurocopter	**817**	747	+9%	**58**	47	+23%
Space	**780**	644	+21%	**36**	13	+177%
Defence & Security Systems	**1,274**	1,247	+2%	**61**	16	+281%
Headquarters / Consolidation	**-518**	-411	–	**29**	41	–
Other Businesses[3]	**330**	297	+11%	**-139**	-42	–
Total	**9,897**	9,015	+10%	**852**	883	-4%

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules; revised application of IAS 32 standards required changes regarding the accounting for the put option granted to BAE Systems as a minority shareholder of Airbus. These changes contributed € 97 million to Net Income (Q2 2005: € 94 million) or € 0.12 to earnings per share (Q2 2005: € 0.12).
3) ATR, EADS EFW, EADS Socata and EADS Sogerma Services are allocated to Other Businesses which is not a stand-alone EADS Division.

* EADS uses **EBIT pre-goodwill impairment and exceptionals** as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon.

Safe Harbour Statement:

Certain statements contained in this press release are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the EADS' views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this press release, words such as "anticipate", "believe", "estimate", "expect", "may", "intend", "plan to" and "project" are intended to identify forward-looking statements.

This forward looking information is based upon a number of assumptions including without limitation: assumption regarding demand, current and future markets for EADS' products and services, internal performance, customer financing, customer, supplier and subcontractor performance or contracts negotiations, favourable outcomes of certain pending sales campaigns.

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation: general economic and labour conditions, including in particular economic conditions in Europe, North America and Asia, legal, financial and governmental risk related to international transactions, the cyclical nature of some of EADS' businesses, volatility of the market for certain products and services, product performance risks, collective bargaining labour disputes, factors that result in significant and prolonged disruption to air travel world wide, the outcome of political and legal processes, including uncertainty regarding government funding of certain programs, consolidation among competitors in the aerospace industry, the cost of developing, and the commercial success of new products, exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies, legal proceeding and other economic, political and technological risk and uncertainties.

Additional information regarding these factors is contained in the Company's "registration document" dated April 26, 2006.